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             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


     The weighted average number of shares outstanding includes all 585,124 shares issued and outstanding.



Net income for the period from June 30, 1998 to June 30, 1999:     $204,778

Weighted average number of shares outstanding:                      585,124

Earnings per share:                                                $   0.35